
May 12, 2011

Mr. James J. Murren
President and Chief Executive Officer
MGM Resorts International
3600 Las Vegas Blvd. South
Las Vegas, NV 89109

RE: **MGM Resorts International**
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 28, 2011
File No. 1-10362

Dear Mr. Murren:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

Daniel L. Gordon
Branch Chief